UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               State Bancorp, Inc.
                               -------------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of class of securities)

                                   855716-10-6
                                   -----------
                                 (CUSIP number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b) [_] Rule 13d-1(c) [x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                EXPLANATORY NOTE

THE  ORIGINAL  SCHEDULE  13G  FILED ON  JANUARY  25,  2005,  (ACCESSION  NUMBER:
0001009448-05-000002), WAS NOT APPROPRIATELY TAGGED AS AN AMENDMENT.

CUSIP No. 855716-10-6

1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Jerry Spiegel

2.       Check the Appropriate Box if a Member of a Group              (a) [_]
                  Not applicable                                       (b) [x]

3.                SEC Use Only

4.                Citizenship or Place of Organization Citizen of the United
                  States of America

Number of              5. Sole Voting Power               292,961.745
Shares Bene-
ficially               6. Shared Voting Power               3,635.1407
Owned by Each
Reporting              7. Sole Dispositive Power          292,961.745
Person With:
                       8. Shared Dispositive Power          3,635.1407

9.                Aggregate Amount Beneficially Owned by Each Reporting Person:
                  471,625.8277

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.               Percent of Class Represented by Amount in Row (9) 5.20%

12.               Type of Reporting Person (See Instructions) IN

CUSIP No. 855716-10-6

1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Emily Spiegel

2.       Check the Appropriate Box if a Member of a Group              (a) [_]
                  Not applicable                                       (b) [x]

3.                SEC Use Only

4.                Citizenship or Place of Organization Citizen of the United
                  States of America

Number of             5.      Sole Voting Power          175,028.942
Shares Bene-
ficially              6.      Shared Voting Power          3,635.1407
Owned by Each
Reporting             7.      Sole Dispositive Power     175,028.942
Person With:
                      8.      Shared Dispositive Power     3,635.1407

9.                Aggregate Amount Beneficially Owned by Each Reporting Person:
                  471,625.8277

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.               Percent of Class Represented by Amount in Row (9) 5.20%

12.               Type of Reporting Person (See Instructions) IN

         Item 1.

(a) Name of Issuer. State Bancorp, Inc.
(b) Address of Issuer's Principal Executive Offices. 699 Hillside Avenue, New Hyde Park, New York 11040-2512

         Item 2.

(a) Name of Person Filing. Jerry Spiegel The Securities are beneficially owned by Jerry Spiegel together with his wife, Emily Spiegel, as stated on Exhibit A hereto.

(b) Address of Principal Business Office or, if none, Residence. c/o Spiegel Associates, 375 North Broadway, Jericho, New York 11753

(c)  Citizenship. United States of America

(d)  Title of Class of Securities. Common Stock, par value $5.00 per share

(e)  CUSIP Number. 855716-10-6

         Item 3.  Not applicable.

         Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 471,625.8277 shares of common stock

(b)  Percent of class owned: 5.20%

(c)  Number of shares as to which the person has:

     i.   Sole power to vote or to direct the vote: 292,961.745

     ii.  Shared power to vote or to direct the vote: 3,635.1407

     iii. Sole power to dispose or to direct the disposition of: 292,961.745

     iv.  Shared power to dispose or to direct the disposition of: 3,635.1407

         Item 5.  Not applicable.

         Item 6.  Not applicable.

         Item 7.  Not applicable.

         Item 8.  Not applicable.

         Item 9.  Not applicable.

         Item 10. Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 25, 2005



/s/ Jerry Spiegel
-----------------
Jerry Spiegel

Exhibit A

We, Jerry Spiegel and Emily Spiegel, hereby affirm that this Schedule 13G is being filed by both of us as beneficial owners of the aggregate number of shares of State Bancorp, Inc. listed therein.

Dated:   January 25, 2005

 /s/ Jerry Spiegel
 -----------------
Jerry Spiegel


/s/ Emily Spiegel
-----------------
Emily Spiegel